Recursos Montana S.A.
1st Street, #3, Cerros del Atlantico
Pureto Plata, Dominican Republic

March 5, 2013

Securities Exchange Commission

Re:           Recursos Montana S.A. (the “Company”)
-	SEC Comment Letter dated November 15, 2012

In response to the SEC Comment Letter dated November 15, 2012, the Company has filed Amendment no. 3 to the Registration Statement (the “Registration Statement”).  Our responses to your comments are set out in detail below.

1.
We note your response to prior comment 1 of our letter dated August 31, 2012 and the disclosure added.  Please clarify when Mr. McAdams estimated the costs associated with your Phase I exploration program and whether any intervening events or other considerations have cause you to re-assess the costs or timing.  In this respect, it is unclear whether you believe you will be able to hire a local geologist at similar rates or will incur additional expenses not included in Mr. McAdams’ estimates.  In this regard we note your estimate does not appear to include the approximately $350/day geologist referred to on page 32.  Please revise and advise.

We have revised the section titled “Properties – Vunidawa Gold Claim – Conclusions and Recommendations” by inserting the following disclosure on page 15:

“Due to the fact that we entered into a verbal agreement with Mr. McAdams in October 2010 and the Company was unable to immediately commence with its exploration activities, Mr. McAdams, who now has other commitments, is not available as hoped for undertaking the work previously discussed with him.  The anticipated costs of completing Phase I outlined in Mr. McAdams’ report include his anticipated fee of $350 per day, which is incorporated under the item geochemical surface sampling.  Even though management will be engaging a local geologist to carry out the Phase I exploration program, management believes that it will be able to hire a local geologist at the similar rate and that no intervening events have occurred to cause the price of this initial exploration program to increase.”

2.
Please direct your Independent Registered Public Accounting Firm to revise the opinion paragraph of the audit report to opine on the results of operations and cash flows for the year ended July 31, 2012 in addition to the other periods included.

We have included the revised audit report of our Independent Registered Public Accounting Firm the Registration Statement.

3.	We note the revision made in response to prior comment 4 of our letter dated August 31, 2012. Your revision eliminated the clause in which you define the abbreviation “NGCL,” please revise.

Please refer to Exhibit 5.1 for the amended legal opinion.

Yours very truly
Recursos Montana S.A.

“LUIS A. G. RODRIGUEZ
Luis A. G. Rodriguez
Chief Executive Officer, President
and Director